Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

SCA / OptumCare Combination Video Message

Andrew Hayek:

We have been on a remarkable journey together over the past nine years, and we have dedicated to our Mission of improving healthcare in America and a Vision of becoming the partner of choice for surgical care.

It has become increasingly clear to us that in order to achieve our Vision and to fulfill our Mission, we need to continue to partner and align with health plans, medical groups, and health systems, and we need to develop more capabilities to support independent physicians.

Today, we are excited to announce a new chapter in our SCA journey – we are joining UnitedHealth Group as part of its OptumCare subsidiary.

UnitedHealth Group is a large health and wellbeing company dedicated to helping people live healthier lives and to helping make the healthcare system work better for everyone. And UnitedHealth Group has two platforms, United HealthCare which provides healthcare coverage and benefits, and Optum, which provides healthcare services. OptumCare is a primary care and urgent care platform that works with more than 100 health plans across the country. By combining SCA with OptumCare, we will create an ambulatory network that is better positioned to partner across the country with health plans, medical groups and health systems and by doing so, better serve our patients, our physicians, and our teammates. We know OptumCare through existing our partnership in Southern California, and we believe our cultures and strategies are complementary.

The SCA leadership team is unanimous in supporting this combination. We believe that joining OptumCare will be a step forward in strengthening our existing physician partnerships, a step forward in realizing our Vision and our Mission, and a step forward in developing models to better support independent physicians over the coming years.

Our leadership team looks forward to continuing our great journey together, now as part of OptumCare.

Larry Renfro:

It is an honor to speak to the dedicated teammates and physicians of SCA, and to introduce you to OptumCare. Your reputation for first-class work and commitment to your values is well known to us. That’s why I believe that, together, we have an opportunity to make a bigger impact on care quality, patient experiences and cost than either of us could achieve on our own.

We are coming together at a critical moment, as the demand for better outcomes and value in health care is greater than ever. We are strongly – and uniquely – positioned in the marketplace to advance those goals through the collaboration, innovation and growth this combination makes possible.

We will work together to strengthen and expand relationships with health plans and leading care systems in the communities we serve today… to bring higher-quality, better-coordinated care to more people across the country... and to continue building a setting in which independent physicians can thrive at what they do best.

SCA / OptumCare Combination Video Message

Through our existing collaborations with SCA, we know firsthand you are among the most skilled, progressive and committed team of care providers anywhere. We look forward to supporting and advancing your success as we embark on an exciting future together.

Put simply, this is the right combination of care delivery leaders, at the right time. We can’t wait to get started.

Bart Asner:

I have the privilege to serve on SCA’s Physician Advisory Board, along with five other physician leaders, and I have had the opportunity to partner with SCA for the past six years, as the CEO of the Monarch Medical Group in Orange County, California – we have seven surgery centers that are joint ventured with SCA.

I also have had the experience of combining my group with Optum, which we did five years ago.

We entered into the partnership because we thought that combining with Optum could accelerate our success as a multi-specialty group and IPA.

Five years later, my team and I are thrilled with our experience with Optum – the combination has helped accelerate our progress and our team is as positive today as they were five years ago when we made the decision.

We believe that the same opportunity exists for SCA. By joining OptumCare, SCA can accelerate its progress in becoming the surgery center partner of choice and improving healthcare in America. Thank you.

Dr. Wang Teng:

My name is Dr. Teng, I am a General Vascular and Endovascular Surgeon in Orange County California, part of an eight-person independent general and vascular surgery group.

I have been a partner of a joint venture facility between Monarch and SCA for six years, and the chairman of the board of physician governors for four years.

Additionally, I have been a Monarch provider for 11 years.

Six years ago SCA and Monarch outlined a vision and plan for transforming surgical care in Orange County California based on the local market dynamics.

I have been impressed and encouraged by how SCA, Monarch, and Optum have created alignment with the physician community by executing on the plan that was outlined six years ago.

Equally important, I have enjoyed working with the leaders from both organizations who are committed to improving healthcare in America and have delivered on that commitment in my community in Orange County, California.

SCA / OptumCare Combination Video Message

Andrew Hayek:

We believe that by combining SCA with OptumCare we will accelerate our progress together and make even larger impact on improving healthcare in America over the coming years.

And, the same as when we changed from being a private company to a public company three years ago, we expect very little to change in our surgery centers and surgical hospitals – our teammates and physicians will continue to provide outstanding patient care and will continue to fulfill the triple aim, improving the quality, experience and cost of surgical care. And, over the coming years, we believe we will be positioned to better align with health plans, medical groups and health systems and we will be able to better support the continued independence of physicians nationally.

All of us at SCA are guided by a deep sense of purpose to make a positive impact – for our patients, our physicians, and our healthcare system – and it continues to be a great honor to serve alongside you dedicated to in our SCA community.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the

SCA / OptumCare Combination Video Message

solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.